News Release

For Immediate Release
June 21, 2005

CanWest’s Network TEN boosts dividend after strong third quarter

CanWest to receive A$47.6 million in distributions during the fourth quarter

WINNIPEG:  CanWest Global Communications Corp. announced today that its Australian media operation, The TEN Group Pty Limited (TEN), in which CanWest holds a 56.4% economic interest, reported consolidated revenues of A$231.0 million for the quarter ended May 31, 2005, an increase of 11% from the A$208.2 million recorded in the same quarter last year. TEN’s consolidated EBITDA of A$60.8 million was up 3% compared to the A$59.2 million in the previous fiscal year. For the year to date, TEN’s consolidated revenue is up 16% over the previous year, while its consolidated EBITDA is up 24% over the same period in fiscal 2004.

TEN announced a dividend, which will result in distributions of A$47.6 million, to be paid to CanWest during the fourth quarter of fiscal 2005. Including this distribution, CanWest will have received a total of A$154.3 million in distributions from its Australian operations in fiscal 2005, including A$40.1 million in debenture interest related to fiscal 2004. This compares to a total of A$109.4million received in fiscal 2004. Regular dividends declared by TEN increased by 19% in fiscal 2005 as compared to fiscal 2004.

Nick Falloon, TEN’s Executive Chairman, said that “for TEN to achieve nearly 8% revenue growth in television during a tougher advertising market and in the midst of a fierce ratings battle is a fantastic achievement, and speaks to the underlying strength of TEN’s schedule, particularly our big event programming which has retained advertiser confidence.”

Tom Strike, President of CanWest MediaWorks International, noted the results were particularly gratifying as they were achieved at a time when the advertising industry in Australia has settled into more normal and sustainable growth level. “This is further evidence that the Network TEN model of strategically targeting a demographic and consistently delivering that audience to the advertiser is a winning model.”

Falloon noted that the present successful television model owes a lot of its success to outgoing CEO John McAlpine, who will hand over the reins of the network on his retirement on July 1. “John has led the network for the past eight years and has done a tremendous job in creating a dynamic work environment and one of Australia’s highest yielding companies.” Falloon noted that TEN is on track to record another record performance for fiscal 2005.

Eye Corp, the wholly owned out-of-home advertising company, reported solid performance for the quarter with a 44% growth in revenue to A$27.9 million from A$19.4 million in the same quarter the previous year.

The remainder of the ratings year in Australian television should see TEN solidify its hold on the 16 — 39 year old audience and continue to build in the 25 — 54 year old audience as Big Brother continues to heat up and the perennial strong performers, the AFL Finals, Australian Idol and Australian Princess, are all yet to come. Promising new shows coming from the latest crop of American productions such as Everybody Hates Chris, Out of Practice, and Everything I Know About Men, should further add to TEN’s successful schedule.

This news release contains comments or forward-looking statements that are based largely upon the Company’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.canwestglobal.com) is an international media company. CanWest is Canada’s largest media company. In addition to owning the Global Television Network, CanWest is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841